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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69194

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 _____ AND ENDING 12/31/24 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARES MANAGEMENT CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1800 AVENUE OF THE STARS SUITE 1400

(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK C. INFANGER	310.432.8873	MINFANGER@ARESMGMT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP

(Name – if individual, state last, first, and middle name)

725 S FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/23/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK C. INFANGER , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARES MANAGEMENT CAPITAL MARKETS LLC , as of DECEMBER 31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

POLLY CHEUNG SHARER
Notary Public - California
Los Angeles County
Commission # 2450908
My Comm. Expires Jun 20, 2027

Notary Public

Signature:

Title:
CHEIF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ARES MANAGEMENT CAPITAL MARKETS, LLC

Table of Contents



Shape the future
with confidence

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of Ares Management Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Management Capital Markets, LLC (the "Company") as of December 31, 2024, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 27, 2025

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Financial Condition

		As of
		December 31, 2024
Assets		
Cash	$	3,513,984
Other receivables		1,158,000
Receivable from affiliate		189,772
Prepaid expense and other assets		220,675
Total assets	$	**5,082,431**
Liabilities and member's equity		
Accrued expenses	$	76,931
Total liabilities		**76,931**
Contributed capital		2,880,000
Distributions		(2,500,000)
Retained earnings		4,625,500
Total member's equity		**5,005,500**
Total liabilities and member's equity	$	**5,082,431**

See accompanying notes to financial statements.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Comprehensive Income

		For the Year Ended December 31, 2024
Revenue		
Placement fees from affiliate	$	52,275,745
Capital markets transaction fees		1,999,115
Total revenues		**54,274,860**
Expenses		
Compensation and benefits		43,826,451
Occupancy		4,722,155
Regulatory costs		727,472
Capital markets transaction expense		120,451
General and administrative expenses		2,879,216
Total expenses		**52,275,745**
Non-operating income		
Interest and other income		150,255
Total other income		**150,255**
Net income	$	**2,149,370**

See accompanying notes to financial statements.

Balance at December 31, 2023	$	**5,356,130**
Distributions		(2,500,000)
Net income		2,149,370
Balance at December 31, 2024	$	**5,005,500**

See accompanying notes to financial statements.

.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Cash Flows

	For the Year Ended December 31, 2024
Cash flows from operating activities:	
Net income	$ 2,149,370
Cash flows due to changes in operating assets and liabilities:	
Receivable from affiliate	(156,990)
Other receivables	(1,139,817)
Prepaid expenses and other assets	(13,393)
Payable to affiliate	(511)
Accrued expenses	20,566
Net cash provided by operating activities	**859,225**
Cash flows used in financing activities:	
Distributions	(2,500,000)
Net cash used in financing activities	**(2,500,000)**
Net decrease in cash	(1,640,775)
Cash at beginning of year	5,154,759
Cash at end of year	**$ 3,513,984**

See accompanying notes to financial statements.

(1)   Nature of Business and Summary of Significant Accounting Policies

Ares Management Capital Markets, LLC ("AMCM" or the "Company"), a wholly owned subsidiary of Ares Management, LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AMCM primarily acts as a placement agent for private offerings of AM LLC, a wholly owned subsidiary of Ares Management Corporation and its affiliates. Due to the limited authority that is granted to AMCM in its capacity as a broker-dealer, AMCM is exempt from Rule 15c3-3 under Footnote 74 of the Securities Exchange Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. AMCM is subject to the SEC's uniform net capital rule of the Securities Exchange Act ("Rule 15c3- 1"), which specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash includes a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. At times the cash balance may be in excess of Federal Deposit Insurance Corporation insured limits.

Financial Instruments

The Company considers cash, receivables, prepaid expenses, payables to affiliates, and accrued expenses to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's revenue is based on a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligations are satisfied.

The Company provides services to AM LLC pursuant to an executed related party agreement ("Placement Agency Agreement"), and in return for its services, the Company is reimbursed for the amount equal to its operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred. As the Company is deemed a principal with respect to services provided, revenues received pursuant to the Placement Agency Agreement are presented gross of the related operating expenses.

The Company earns capital markets transaction fees for participating as an underwriter and/or acting as an advisor in structuring on capital markets transactions. The Company believes that its performance obligation is fulfilled at the time the services are provided. As the Company is deemed a principal with respect to transactions in which it acts as an underwriter, the Company presents its proportionate share of capital markets transaction revenues and expenses on a gross basis.

Compensation and Benefits

Compensation generally includes allocated salaries, bonuses and stock-based compensation from affiliates of the Company as the Company has no employees. Allocated costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are recorded and paid during the period in which the services are provided.

Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. At December 31, 2024, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2021. The Company recognizes both accrued interest and penalties in its statement of comprehensive income, when appropriate. For the year ended December 31, 2024, no such interest or penalties have been incurred.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. No recent accounting pronouncements were determined to be applicable or are expected to have minimal impact on its financial statements.

(2)   Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, as amended and restated on June 1, 2019, referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations, LLC ("Ares Ops"), will provide personnel, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Comprehensive Income. The following is a summary of these expenses for the year ended December 31, 2024:

Compensation and benefits	$	43,826,451
Occupancy		4,721,858
General and administrative expenses		2,861,964
Total	**$**	**51,410,273**

The Company is party to a Placement Agency Agreement with AM LLC, as amended and restated on June 1, 2019 and August 1, 2022. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement. Additionally, the Company recorded $1,999,115 of capital markets transaction fees during the twelve months ended December 31, 2024 for participating as underwriter and/or providing advisory services to certain affiliates.

The Company is party to an Intercompany Netting Agreement with AM LLC and Ares Ops. All parties agree that all non-securities transactions resulting in accounts receivable and accounts payable among the Companies may be recorded as they originated but for accounting purposes shall be treated on a net basis.

During the twelve months ended December 31, 2024 and after giving effect to the Intercompany Netting Agreement, the Company received $826,005 from AM LLC under the terms of the Placement Agency Agreement and the Company paid $42,220 to Ares Ops related to expenses paid on behalf of the Company. Further, as of December 31, 2024, the Company had receivables from AM LLC of $435,189 related to its Placement Agency Agreement and payables to Ares Ops of $245,417 related to expenses paid on behalf of the Company.

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2024, the Company's net capital was $3,437,053 which was $3,337,053 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.02-to-1.0 at December 31, 2024.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including financial advisory services, best efforts underwriting, and acting as a placement agent for private offerings of AM LLC and its affiliates. The Company has identified its President as the chief operating decision maker ("CODM"), uses net income to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(6) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2025, the date the financial statements were issued. No events were identified for recognition or disclosure.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2024

Computation of net capital

Total member's equity	$	5,005,500
Deductions and/or charges		
Non-allowable assets:		
Receivable from affiliate		189,772
Other receivables		1,158,000
Prepaid expenses and other assets		220,675
Total deductions		1,568,447
Net capital		**3,437,053**
Minimum net capital requirement		100,000
Net capital in excess of requirement	$	**3,337,053**
Aggregate indebtedness	$	76,931
Ratio of aggregate indebtedness to net capital		0.02:1

Statement pursuant to SEC Rule 17a-5(d)(2)(iii):

There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts reported in Ares Management Capital Markets, LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2024.

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a placement agent for private offerings of AM LLC and its affiliates, and (2) best efforts underwriting and financial advisory services in connection with corporate transactions for affiliates of AM LLC. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Docusign Envelope ID: 19082E82-52BF-4D16-89C9-851EDD3A014F

ARES MANAGEMENT CAPITAL MARKETS, LLC
EXEMPTION REPORT

Ares Management Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a placement agent for private offerings of AM LLC and its affiliates, and (2) best efforts underwriting and financial advisory services in connection with corporate transactions for affiliates of AM LLC. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

Chief Financial Officer
February 27, 2025

10



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of Ares Management Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ares Management Capital Markets, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to (1) acting as a placement agent for private offerings of AM LLC and its affiliates, and (2) best efforts underwriting and financial advisory services in connection with corporate transactions for affiliates of AM LLC. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Managing Member, those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2025

A member firm of Ernst & Young Global Limited